Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

13 February 2017

PRIMA BIOMED RECEIVES ~A$860,000 TAX CREDIT PAYMENT

FROM FRENCH GOVERNMENT

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”), is pleased to announce that its French subsidiary, Immutep S.A.S., has received €618,307 (approximately A$860,000) in payment of a research tax credit from the French state under the Crédit d’Impôt Recherche scheme. The cash payment was with respect to expenditure incurred by Immutep on European R&D activities in the 2015 calendar year, related to the Company’s LAG-3 programs.

The “Crédit d’Impôt Recherche” (CIR), meaning “Research Tax Credit”, is a French government tax incentive first introduced in 1983 by which French companies doing research and development in Europe, can be reimbursed 30% of the eligible expenditure.

Immutep has a laboratory at Châtenay-Malabry in south-western Paris. It is currently working on new products in addition to the development work related to the existing Prima BioMed pipeline, which includes the lead compound IMP321. Recently, the company announced it has developed a new early stage product candidate, a humanised IgG4 monoclonal, agonist antibody to be known as IMP761.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321 is a soluble LAG-3Ig fusion protein and an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

For further information please contact:

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889